Exhibit 99.1

Gix Internet Shares to Trade Exclusively on Nasdaq

Voluntary Delisting of Ordinary Shares from Trading on the Tel Aviv Stock Exchange to Promote U.S.-Based

Trading, Reduce Administrative Costs of Dual Listing

TEL AVIV, Israel – October 23, 2026 – Gix Internet Ltd. (Nasdaq: GIXI; TASE: GIX) (“Gix” or the “Company”), a dual-listed technology company, today announced that it has initiated a process to voluntarily delist its ordinary shares, no par value per share, from the Tel Aviv Stock Exchange Ltd. (the “TASE”).

In accordance with applicable Israeli law and the rules of the TASE, the last day the ordinary shares will trade on the TASE is expected to be January 25, 2027, and the ordinary shares are expected to be delisted from the TASE on or about January 27, 2027. Shareholders will be able to continue to buy and sell ordinary shares on the TASE in the same manner as has been the case to date until market close on the final day of trading.

The Company’s ordinary shares will continue to trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “GIXI,” and the Company will also continue to file public reports and disclosures in accordance with the rules and regulations promulgated by the U.S. Securities and Exchange Commission (“SEC”) and Nasdaq. The delisting from the TASE will not affect Gix’s continued listing on Nasdaq in the United States, and all ordinary shares currently traded on the TASE may be transferred to Nasdaq.

The Company’s Board of Directors approved the delisting of the ordinary shares from the TASE and a transition to exclusive trading on Nasdaq with the objective of potentially enhancing liquidity on Nasdaq, and allowing the Company to focus its investor and public relations efforts on the U.S. capital markets.

About Gix Internet Ltd.

Gix Internet Ltd. is a technology company that is listed on the Nasdaq Capital Market under the symbol GIXI and on the Tel Aviv Stock Exchange under the symbol GIX. Its operating focus is Deliverz.ai, a wholly-owned company that develops an AI-powered management and orchestration layer for robots, people and autonomous systems, commercially proven today in hospital logistics. The platform combines management software with autonomous mobile robots and human couriers to schedule and assign internal deliveries in real time - by location, priority and availability - from a central operations system. It is built for last-mile movement inside complex, high-traffic facilities such as hospitals, is in commercial use at Sheba Medical Center, and is being introduced to U.S. healthcare organizations. Gix’s broader strategy is to extend the same management architecture to additional autonomous systems and complex physical operating environments. Gix also holds a strategic minority stake in Quantum X Labs Inc., a separately listed company. For more information, visit https://www.gix-internet.com/.

About deliverz.ai

deliverz.ai is defining the future of healthcare logistics automation with an end-to-end, AI-powered orchestration platform that unifies autonomous robots, human transport teams, and hospital workflows into a single intelligent system. Robot-agnostic and built to scale, deliverz.ai automates and optimizes logistics across any workflow and within any environment, increasing throughput, reducing costs, and improving both patient and staff experience. Delivered through a flexible Software as a Service (SaaS) and Robotics as a Service (RaaS) model, deliverz.ai provides the intelligent logistics backbone for hospitals, making operations smarter, faster, and patient-centered. For more information, visit https://www.deliverz.ai

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gix’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses the voluntary delisting of its ordinary shares from the TASE, including the expected timing of the last trading day and of the delisting; the continued trading of its ordinary shares on Nasdaq; and the expected benefits of the delisting and of exclusive trading on Nasdaq, including potentially enhancing liquidity on Nasdaq and focusing its investor and public relations efforts on the U.S. capital markets. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s registration statement on Form 20-F (File No. 001-43362), as amended, as filed with the SEC on June 18, 2026, and in subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Gix is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty

Investor Relations

michal@efraty.com